Letter from the Chair of the Board and President & CEO

Fellow Shareholders,

On behalf of the Board of Directors of Eldorado Gold Corporation, we are pleased to invite you to our 2020 Annual Meeting of Shareholders to be held on April 30, 2020, at 3:00p.m. (Pacific time) in the Waddington Room of the Fairmont Hotel Vancouver, located at 900 West Georgia Street, Vancouver, BC.

Enclosed you will find our Notice of Annual Meeting of Shareholders and Management Proxy Circular. The Management Proxy Circular contains important information, including the items of business for consideration at our meeting as well as discussions of our corporate governance practices and approach to executive compensation. We encourage you to familiarize yourself with this information before you decide how to vote your shares. Please exercise your vote in person or submit your proxy or voting instruction form ahead of the proxy cut-off deadline (Tuesday, April 28, 2020, 3:00p.m. Pacific time).

Governance and Executive Compensation

Over the past two years, our Board has made meaningful changes to Eldorado's governance and executive compensation to directly link pay for performance. Your thoughts, together with the latest best practices, will continue to inform the Board's decision-making. Initiatives in 2019 included:

- ✓ An independent, in-depth Board evaluation process by a third party to assess and enhance Board effectiveness
- ✓ Proactive and robust Board and executive succession planning to ensure strength and quality of Eldorado's leadership. This led to the identification of Catharine Farrow as a new director nominee and the hiring of Joe Dick as Executive Vice President and Chief Operating Officer to replace Paul Skayman who is retiring.
- ✓ Continued shareholder engagement and outreach by the Board and senior management
- ✓ Continued focus on diversity and inclusion to achieve our goal of having women represent 30% of our Board and senior management by 2022

2019 Year in Review

Looking back, 2019 was a pivotal year for Eldorado. We executed on a number of key catalysts, including resuming mining and heap leaching at Kışladağ, putting our first Canadian mine (Lamaque) into commercial production on schedule and budget, completing a refinancing of Eldorado's debt and advancing metallurgical testwork to support a longer mine life at Kışladağ. These catalysts, together with a rising gold price, constructive dialogue with a newly elected government in Greece and receipt of long-awaited permits for Olympias and Skouries underpinned our share price appreciation of approximately 190% in 2019.

Operationally, we continued to perform well. We produced over 395,000 ounces of gold, which met guidance and was our highest total production in three years. This was largely driven by putting Kışladağ back into production and ramping up Lamaque into commercial production. Efemçukuru continued to be a stable producer in 2019. Olympias finished the year with lower production and higher costs than planned, which was disappointing. However, we established a positive trend in the second half of the year by improving underground development and increasing backfill rates.

Our cash operating costs remained steady at $608 per ounce of gold sold. Our all-in sustaining costs were $1,034 per ounce of gold sold. [1] This was slightly higher than planned and largely a result of lower production levels at Olympias and increased transportation and treatment charges at Efemçukuru.

The health, safety and security of our people remain core to everything we do. Our teams continue to focus on working safely; however, further effort is needed as our total recordable injury frequency rate ("TFIFR") remained virtually flat year over year. We have recently hired a Director of Health & Safety to further drive best practices across our organization.

We ended the year in a solid financial position, with approximately $366 million of available liquidity. Of this, $181 million was in cash, cash equivalents and term deposits, and approximately $185 million remained available under the $250 million revolving credit facility, which remains undrawn. [1] We were proud to end the year having generated positive free cash flow over three straight quarters. The strength of our balance sheet, underpinned by a steady base of cash-producing operations, positions us to continue to create value for our shareholders.

The Board encourages you to vote **FOR** the Company's approach to executive compensation.







Path Forward: 2020 Outlook

As we look forward, we will focus on strategic initiatives that will unlock further value across our business. These will help achieve our strategic priorities of operational execution, financial prudence, portfolio optimization (with particular emphasis on Greece) and continuing to develop our culture of safety, sustainability and governance, which is core to our business.

Operationally, we are targeting a strong year going forward. Our 2020 production is expected to grow approximately 35%. We are forecasting annual production of between 520,000 to 550,000 ounces of gold at cash costs of $550–600 per ounce and all-in sustaining costs of $850–950 per ounce. The lower all-in costs are expected to be driven by increased production during the year.

We were pleased to release an updated five-year production outlook at the end of February with our 2019 year end results. We are now forecasting an annual average of over 450,000 ounces of gold per year from our base of operations. Our sustained annual gold production beyond 2020 is an improvement over previous guidance. This is driven by the extension to the mine life at Kışladağ and a forecasted step up in production at Lamaque to 150,000 ounces per year. Lamaque's production growth is enabled by reserves added late last year that more than replaced production and by increasing underground development rates. Our key development projects provide additional growth to these figures.

As mentioned, we will be particularly focused on development at Olympias in 2020 as well as projects and initiatives aimed at improved efficiency and productivity. Equally, we remain focused on engaging with the Greek government to put in place investor-protection mechanisms and gaining approval to use dry stack tailings technology at Skouries. This best available technology will reduce the site's environmental footprint by 40%. Further benefits include improving safety in case of flood or seismic events and increasing the amount of water being recycled, thereby reducing our need for external water.

As we continue to find ever-better ways to operate, we will focus on the implementation of a global sustainability management system that outlines a common set of performance standards by which we will operate. This will allow us to harmonize our existing systems by improving efficiencies and consistency across our businesses. On the safety front, we are planning to implement new incident reporting and lessons-learned communication tools, conduct audits of health and safety management systems and improve our proactive approach to health and safety.

With long-term shareholder value-creation top of mind, we turn our sights to building on our solid foundation and growing our business in a safe and sustainable manner. We believe that higher gold prices, increased production, resource conversion and expansion possibilities requiring modest capital outlay at our current operations will create stronger equity returns for our shareholders in 2020 and beyond.

Both of us would also like to take this opportunity to thank Geoff Handley, an Eldorado director since 2006, for his service to the Company. Geoff will not be standing for re-election at the AGM. Geoff has contributed as a member of the Board and on several committees and, in particular, has served as Chair of the Sustainability Committee and the Mineral Reserve and Resource Review Panel during his tenure. His counsel will be missed.

Your Vote is Important

Your participation as a shareholder is important to us. Please exercise your right to vote.

Considering the evolving situation regarding the wide-spread of the COVID-19 virus, Eldorado is continually monitoring the situation and assessing the impacts on our employees and business continuity. Although the Company has not been affected at this time, we will continue to monitor the situation and take actions necessary to put the health and safety of our people first. In the event we do make a decision that influences the AGM, we will inform shareholders via press release ahead of the shareholder meeting.

We thank you for your continued support of Eldorado Gold, and hope to see you at the 2020 Annual Meeting of Shareholders.

Sincerely,

"George Albino" "George Burns"

George Albino
Chair of the Board

George Burns
President and Chief Executive Officer



Looking back, 2019 was a pivotal year for Eldorado.

(1) For a reconciliation of our non-GAAP measures and our Financial Condition and Liquidity, please refer to our Management's Discussion and Analysis for the year ending December 31, 2019.